UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of December 2023

Commission File Number 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

On December 1, 2023, Mr. Cho, Seong-Jin was appointed by the Minister of the Ministry of Economy and Finance as a non-standing director of Korea Electric Power Corporation (“KEPCO”) for a term of two years beginning on December 4, 2023 and ending on December 3, 2025, in replacement of the former non-standing director, Mr. Lee, Kye-Sung, whose term of office expired.

Biographic details of the non-standing director are set forth below.

Name	Biographic details
Cho, Seong-Jin

•  Gender: Male

•  Date of Birth: January 4, 1957

•  Previous Positions:

-  Professor of Kyungsung University, Department of Energy Science

-  Non-standing Director of Korea Hydro & Nuclear Power Co., Ltd.

-  Vice-Chairman of The Korean Vacuum Society

-  Executive Director of The Korean Physical Society

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Park, WooGun
Name:	Park, WooGun
Title:	Vice President

Date: December 4, 2023

Reference to the Shareholders:

Composition of the Board of Directors

Immediately after the election of the directors in the extraordinary general meeting of shareholders to be held on December 11, 2023 pursuant to the KEPCO board resolution adopted on November 17, 2023, it is expected that the board of directors of KEPCO will be composed of the following individuals:

Type	Gender	Name	Current Title	Director Position held Since
Standing Director	Male	Kim, Dong-Cheol	President & Chief Executive Officer	Sep. 19, 2023
Standing Director	Male	Jun, Young-Sang	Comptroller & Auditor General and Member of the Audit Committee	Mar. 7, 2023
Standing Director	Male	Lee, Jung-Bok	Corporate Senior Executive Vice President and Chief Business Management Officer	Feb. 27, 2023
Standing Director	Male	Lee, Jun-Ho	Corporate Senior Executive Vice President and Chief Safety Officer & Chief Business Operations Officer	Feb. 27, 2023
Standing Director	Male	Seo, Guen-Bae	Corporate Senior Executive Vice President and Chief Global & Nuclear Business Officer	Jun. 26, 2023
Standing Director	Male	Seo, Chul-Soo	Corporate Senior Executive Vice President and Chief Power Grid Officer	Newly Elected
Non-standing Director	Male	Han, Jin-Hyun	Non-Executive Director and Chairperson of the Board of Directors	Aug. 30, 2023
Non-standing Director	Female	Kim, Jae-Shin	Non-Executive Director and the Chairperson of the Audit Committee	Jul. 9, 2021
Non-standing Director	Male	Kim, Jong-Woon	Non-Executive Director	Aug. 22, 2022
Non-standing Director	Male	Park, Chung-Kun	Non-Executive Director	May 2, 2023
Non-standing Director	Male	Kim, Jun-Ki	Non-Executive Director	May 2, 2023
Non-standing Director	Female	Kim, Sung-Eun	Non-Executive Director and Member of the Audit Committee	Nov. 8, 2023
Non-standing Director	Male	Lee, Sung-Ho	Non-Executive Director	Nov. 8, 2023
Non-standing Director	Male	Cho, Seong-Jin	Non-Executive Director	Dec. 4, 2023

As the former Chief Financial & Strategic Planning Officer, Mr. Seo, Guen-Bae has been reassigned as a Chief Global & Nuclear Business Officer, Mr. Cheong, Jae-Chun, one of our vice presidents, is serving as an interim Chief Financial & Strategic Planning Officer in replacement of Mr. Seo.

The above table updates in its entirety the table that was included under the section title “Reference to the Shareholders” in the Form 6-K furnished by KEPCO to the Securities Exchange Commission on November 22, 2023. The above table includes the update from the previous table that Mr. Cho, Seong-Jin has been appointed as a new non-standing director as described in this Form 6-K and will begin his term as of December 4, 2023.